Exhibit 99.4

Boston Police Department Selects NICE Solutions to Bolster Efficiency,
Service and Next Generation 9-1-1 Readiness

The first police department in the U.S. is now redefining what it means to be a technology leader

Hoboken, N.J. – June 12, 2017 – NICE (Nasdaq:NICE) announced today that the Boston Police Department (PD) will be deploying the full suite of NICE Inform solutions for quality assurance, multimedia incident reconstruction, and IP telephony and radio recording. The solutions will be deployed at three sites, including its primary and backup 9-1-1 centers. The new technology will also support Boston’s EMS Dispatch Operations, which is co-located with the Police 9-1-1 center.

The NICE solutions anchor on other technology investments that the Boston PD has made as it transitions to an IP-based, interoperable, Next Generation 9-1-1 (NG9-1-1) ready, public safety environment.

“Our mission is to use innovative strategies and partnerships to protect and serve the citizens of Boston,” said Shawn Romanoski, Director of Telecommunications, Boston Police Department. “The work we’re doing with NICE to upgrade our 9-1-1 center technology is one way we’re accomplishing that. It’s also critical to our preparation for Next Generation 9-1-1.”

NICE’s certified direct integration with the Airbus DS VESTA® VoIP 9-1-1 system means that the Boston PD can reliably capture its IP-based emergency communications. The Boston PD will begin accepting SMS 9-1-1 texts next year, and thanks to the new NICE technology, they’ll already be prepared to record and manage these communications as well.

“As the first police department in the U.S., the Boston Police Department enjoys a rich tradition of being a pioneer in policing and public safety,” said Christopher Wooten, Executive Vice President, NICE. “With their continued work with NICE, the Boston PD is now redefining what it means to be a leader by applying technology to improve service and solve everyday problems, while building a solid foundation for the future.”

Boosting Efficiency and Quality Assurance

Consistent, ongoing quality assurance (QA) is vital to every public safety answering point (PSAP). The Boston PD will use NICE Inform Evaluator to ensure that its telecommunicators are following proper protocols and that the systems they rely on are properly supporting them – so they can provide the highest levels of service to Boston’s residents and visitors.

Like many police departments, the Boston PD performs QA reviews on telecommunicator calls today, but until now it has been a highly manual and subjective process. With NICE Inform Evaluator, manual call selection will be replaced by automated call selection; and paper-based forms will be replaced by electronic scoring where evaluation results are automatically tabulated, tracked and shared.

“We’ll be far more automated from a QA perspective, and we’ll be able to complete evaluations and provide feedback much faster,” said Romanoski.

Boston PD also plans to use NICE’s screen recording, synchronized with voice recordings, to better understand what happens during calls. “It’s going to be a great tool for us for QA and training,” added Romanoski. “If something goes wrong, we’ll be able to understand why and correct it.”

Expediting Records Requests

The Boston PD churns out about 6,000 records requests annually, for district attorneys, detectives, media and private citizens. NICE Inform will eliminate wasted time on duplicate requests. Records will be stored in Inform’s electronic incident folders, cross-referenced to computer aided dispatch (CAD) Incident IDs or court case numbers, so there will never be a need to do the same work twice.

“With our old system, whenever we received a duplicate request, we would have to go back and recreate the entire incident recording all over again,” said Romanoski. “Once we create a scenario in Inform and save it, we can easily find and retrieve the original and provide an exact duplicate.”

NICE is working with its partner Business Electronics (BEI) to deploy the NICE solutions at the Boston PD.

About the Boston Police Department
The Boston Police Department, dating back to 1838, holds the primary responsibility for law enforcement and investigation within the city of Boston, Massachusetts. It has the distinction of being the first police department in the nation. The Boston Police Department mission is to use innovative strategies and partnerships to protect the citizens of Boston. The Boston Police Department also strives to be a role model for police departments nationwide. The Boston Police Department Emergency 9-1-1 Center is part of the Operations Division of the department. It is the primary public safety answering point (PSAP) within the geographic boundaries of the City of Boston. More information at www.boston.gov/departments/police and http://bpdnews.com/emergency-9-1-1

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.